Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

June 25, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 24, 2025, The Nasdaq Stock Market (the "Exchange") received from Victory Portfolios II (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

VictoryShares International Free Cash Flow ETF

VictoryShares International Free Cash Flow Growth ETF

VictoryShares Pioneer Asset-Based Income ETF

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

[signature: Eun Ah Choi]